Mail Stop 0407

      January 28, 2005

Mr. David L. Turney
President and Chief Executive Officer
Digital Recorders, Inc.
5949 Sherry Lane, Suite 1050
Dallas, TX 75225

	RE:	Digital Recorders, Inc.
		Registration Statement on Form S-1
		Filed January 4, 2005
		File No. 333-121834

		Form 8-K filed September 10, 2004
		File No. 33-82870-A

Dear Mr. Turney:

      We have limited our review to the discussion of your internal control over financial reporting and certain reportable conditions in your Form S-1 and the related information in your Form 8-K filed September 10, 2004. We have also reviewed your response to our comment letter of September 24, 2004, regarding the Form 8-K. Where indicated, we think you should revise your periodic reports in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your statement in your response letter dated October
29,
2004, that despite the identification of a material weakness in your internal controls over financial reporting by your former auditors, you still believe that your disclosure controls and procedures are effective. However, in light of the documentation that you submitted to us, it does not appear that your disclosure controls and procedures are effective. In particular, we note the following deficiencies in your response letter and in the management report by
McGladrey & Pullen:

* lack of sufficient internal control policies and procedures over financial reporting to ensure that financial statements and schedules are reliable and accurate, as reported on page 12 of McGladrey & Pullen Management Report;
* approximately 140 audit adjustments made to the original trial balance as well as the nature of the adjustments as reported on page
6 of McGladrey & Pullen Management Report;
* evidence of unreasonable delays on the part of your management in the conduct of the audit, as reported on page 3 of McGladrey & Pullen
Management Report;
* restatement of unaudited interim financial information for each of the first three quarters of that year and the associated year-to-date periods included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2003 (page 2 of response letter); and
* lack of educational processes to communicate fully the support and documentation requirements to unit operating managers and support staff (page 6 of response letter).

Please note that the fact that a material weakness in your control over financial reporting did not result in material misstatements does not necessarily lead to the conclusion that disclosure controls and procedures are effective. Materiality of the misstatement is a quantitative measure, while effectiveness of the controls should be assessed from both qualitative and quantitative factors. In addition, the material weaknesses and significant deficiencies in the company`s internal controls should be viewed in the aggregate.

Accordingly, tell us in detail why you still believe that your disclosure controls and procedures are effective. To the extent that you believe that they are not effective, revise your periodic reports as appropriate.

*    *    *    *

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested supplemental information. Please file your response letter on EDGAR.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

   Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they may relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.









      You may contact O. Nicole Holden, Staff Accountant, at (202) 824-5265 or Kyle Moffatt, Accountant Branch Chief, at (202) 942-
1990
if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Englard, Staff
Attorney,
at (202) 942-2832, or me at (202) 942-1990 with any other
questions.

							Sincerely,


							Michele M. Anderson
							Legal Branch Chief

cc:	Quentin Faust, Esq.
	Fax:  214-659-4828

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Mr. David L. Turney
Digital Recorders, Inc.
January 28, 2005
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